[redacted]

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

08003805

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.(... ...ump r, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

2 July 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

RECEIVED 2008 JUL 16 A 3:

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Status Report on Genting Berhad's ("GB") ADR Programme as of 30 June 2008 for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

PROCESSED
JUL 17 2008
THOMSON REUTERS

Encls.
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7/16

GENTING BERHAD ("GB")

LEVEL I AMERICAN DEPOSITORY RECEIPT PROGRAMME
STATUS REPORT AS OF 30 JUNE 2008

	Number	***Name***	***Percentage of securities against issued and paid-up capital of GB***
Custodian	1	Malayan Banking Berhad, Kuala Lumpur (Local Custodian)	
Securities	3,025,000	-	0.082%

F:\ANNA\GENERAL\Announcement\ADR.doc

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

3 July 2008

RECEIVED 2008 JUL 16 A 3:21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company pertaining to the following matters for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3 2(b) of the Securities Exchange Act of 1934:

(1) Proposed Renewal of the authority for the Company to purchase its own shares

(2) Proposed Exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ANNA\Letters\ADR.doc

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: 001-212-571-3050

Attention: Ms Violet Pagan/Ms Karyn Hairston

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

Exemption No. 82-4962

BURSA MALAYSIA

General Announcement

Initiated by MB_CIMB3 on 02/07/2008 05:49:58 PM
Submitted by MB_CIMB3 on 02/07/2008 06:32:34 PM
Reference No MM-080702-64198
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	ELAINE LAM
*** Designation**	ASSISTANT MANAGER
*** Contact number**	03-2084 9865
E-mail address	elaine.lam@cimb.com

Type *	Announcement
Subject *:	GENTING BERHAD ("GENTING") - PROPOSED RENEWAL OF THE AUTHORITY FOR GENTING TO PURCHASE ITS OWN SHARES ("PROPOSED SHARE BUY-BACK RENEWAL") - PROPOSED EXEMPTION UNDER PRACTICE NOTE 2.9.10 OF THE MALAYSIAN CODE ON TAKE-OVERS AND MERGERS, 1998 ("PROPOSED EXEMPTION")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-

(This field is to be used for the summary of the announcement)

We refer to the announcement made by CIMB Investment Bank Berhad, on behalf of the Board of Directors of Genting, dated 2 May 2008 and the announcement made by Genting dated 23 June 2008 in relation to the approval from the shareholders of Genting for, amongst others, the Proposed Share Buy-Back Renewal and Proposed Exemption at the 40th Annual General Meeting of Genting.

On behalf of the Board of Directors of Genting, we are pleased to announce that Kien Huat Realty Sdn Berhad ("KHR") has informed Genting that the Securities Commission ("SC") has, on 1 July 2008, approved the Proposed Exemption, subject to the requirement that KHR and persons acting in concert with it must at all times disclose to the SC all acquisitions or purchases of the voting shares in Genting made by them in a 12-month period from the date of the granting of the Proposed Exemption, as required under Paragraph 10 of Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998.

Accordingly, the Proposed Share Buy-Back Renewal and Proposed Exemption have become unconditional.

This announcement is dated 2 July 2008.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Exemption No 82-4962

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

10 July 2008

RECEIVED
2008 JUL 16 A 3:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Quarterly Disclosure pursuant to Paragraph 8.23(2)(e) of the Listing Requirements of Bursa Malaysia Securities Berhad, Malaysia for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ANNA\Letters\ADR.doc

BURSA MALAYSIA

General Announcement

Initiated by GENTING - COMMON on 09/07/2008 05:38:35 PM
Ownership transfer to GENTING on 09/07/2008 05:38:39 PM
Submitted by GENTING on 09/07/2008 06:09:16 PM
Reference No GG-080709-4F88C
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type * **Announcement**

Subject *: QUARTERLY DISCLOSURE PURSUANT TO PARAGRAPH 8.23 (2)(e) OF THE LISTING REQUIREMENTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
In accordance with Paragraph 8.23(2)(e) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Listing Requirements"), the Board of Directors of Genting Berhad ("GB") wishes to announce the moneylending activities (which forms part of the ordinary course of business) of its 69.5% owned subsidiary, GB Credit & Leasing Sdn Bhd ("GBCL") for the financial quarter ended 30 June 2008 as set out below:

GBCL was set up to extend small loans, such as study and motor vehicle loans, to employees of the Genting Group to assist them in their personal needs. All outstanding balances relate to loans given to the employees for the purposes as stated.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

All figures in RM

Listing Requirements	Q 2008
Paragraph 8.23(2)(e)(i):-	
(aa) to companies	-
(bb) to individual(s)	42,931
(cc) to companies within GB Group; and	-
(dd) to related parties	-

Paragraph 8.23(2)(e)(ii)	
(aa) loans given by GB Group to GBCL;	-
(bb) GBCL bank borrowings secured by GB Group; and	-
(cc) other borrowings	-
Paragraph 8.23(2)(e)(iii)	
(aa) loans in default as at beginning of the year;	-
(bb) classified as loans in default during the financial year;	-
(cc) reclassified as performing during the financial year;	-
(dd) amount recovered;	-
(ee) amount written-off;	4,566
(ff) loans converted to securities;	-
(gg) total and net loans in default as at the end of the year;	-
(hh) ratio of net loans in default to net loans or advances	-
Paragraph 8.23(2)(e)(iv)	
(aa) facility type and limit;	Personal loan 50,000
(bb) amount outstanding (inclusive of interests) and type;	Personal loan 23,343
(cc) whether security provided and value of security;	Unsecured
(dd) whether recipient of loan is a related party; and	None
(ee) terms of repayment	up to 60 months

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: